TransAlta Completes Natural Gas Pipeline in Western Australia

CALGARY, Alberta (March 19, 2015) – TransAlta Corporation (TSX: TA; NYSE: TAC) and joint venture partner DBP Development Group (DDG, a wholly owned subsidiary of DUET Group (ASX: DUE)) announced today completion of the Fortescue River Gas Pipeline in Western Australia. The project, TransAlta’s first pipeline, was completed within a nine month timeframe and for an estimated total cost of AUD $183 million. It will deliver gas to TransAlta’s Solomon power station which services Fortescue Metals Group’s (ASX:FMG) mining operations at the Solomon Hub. The power station will now operate on natural gas improving reliability and efficiency.

“The Fortescue River Gas Pipeline is the longest gas pipeline built in Western Australia in the past ten years and we are excited about future growth possibilities. The completion of the pipeline provides an opportunity for future expansion in the Pilbara region and is consistent with TransAlta’s strategy of growing in its core regions and diversifying its cash flows,” said Dawn Farrell, President and CEO of TransAlta. “Thanks to our partner for a well-run project which was completed with an excellent safety and environmental record. Our focus now shifts to safe, reliable operation of the asset over the long term.”

TransAlta previously announced the formation of the Fortescue River Gas Pipeline Joint Venture with DDG in January 2014 to build, own, and operate the 270-kilometre, 16-inch natural gas pipeline from the Dampier to Bunbury Natural Gas Pipeline to TransAlta’s 125 MW dual-fuel power station at Fortescue’s Solomon Hub. Usage of the pipeline is contracted to Fortescue to supply gas for the Solomon gas-fired facilities under a 20-year agreement. TransAlta holds a 43 per cent interest in the joint venture.

TransAlta has been operating in Western Australia for more than 20 years. With six facilities totaling 425 MW of net generating capacity and the 150MW South Hedland power station currently under construction, TransAlta has proven experience for providing reliable power to remote operations in the region and continues to see a strong outlook for growth in Australia, including expanding into renewable energy in the region.

About TransAlta:

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. TransAlta maintains a low-to-moderate risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. TransAlta’s focus is to efficiently operate wind, hydro, natural gas and coal facilities in order to provide customers with a reliable, low-cost source of power. For over 100 years, TransAlta has been a responsible operator and a proud contributor to the communities in which it works and lives. TransAlta has been selected by Sustainalytics as one of Canada’s Top 50 Socially Responsible Companies since 2009 and is recognized globally for its leadership on sustainability and corporate responsibility standards by FTSE4Good.

For more information:

Investor inquiries:	Media inquiries:
Brent Ward	Leanne Yohemas
Director, Corporate Finance and Investor Relations	Senior Advisor, External Communications
Phone: 1-800-387-3598 in Canada and U.S.	Cell: 587-437-3660
Email: investor_relations@transalta.com	Toll-free media number: 1-855-255-9184
Alternate local number: 403-267-2540
Jacqueline O’Driscoll	ta_media_relations@transalta.com
Manager, Investor Relations
Phone: 1-800-387-3598 in Canada and U.S.
Email: investor_relations@transalta.com